[redacted]

11021916

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 29 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-41415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MIDWOOD SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE BATTERY PARK PLAZA, 24TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD MARCH **(212) 742-9600**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **EDWARD MARCH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MIDWOOD SECURITIES INC.**, as of **DECEMBER 31, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Sworn to before me this 31st Day of January 2011

Notary Public

INA HAMMERSCHLAG
Notary Public, State of New York
No. 01HA5066193
Qualified in Queens County
Commission Expires September 23, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MIDWOOD SECURITIES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Midwood Securities, Inc.

We have audited the accompanying statement of financial condition of Midwood Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwood Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 2, the Company intends to cease operations on or about March 31, 2011.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 28, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM

MIDWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	799,309
Cash segregated for the exclusive benefit of customers		83,534
Receivable from and deposits with clearing broker		435,255
Securities owned, at fair value		95,593
Property and equipment, net of accumulated depreciation and amortization of $655,919		24,520
Secured demand notes receivable		200,000
Other assets		132,741
TOTAL ASSETS	$	1,770,952

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	576,311
Employee compensation payable		465,337
Deferred rent		70,842
Subordinated borrowings		200,000
Total liabilities		1,312,490
Commitments and contingencies (Note 11)		
Shareholder's equity:		
Common stock, no par value; 1,000 shares authorized, 222 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		58,462
Total shareholder's equity		458,462
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,770,952

See accompanying notes to financial statements.

MIDWOOD SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - beginning	$ 1,000	$ 399,000	$ 539,493	$ 939,493
Net loss	-	-	(481,031)	(481,031)
BALANCE - ENDING	$ 1,000	$ 399,000	$ 58,462	$ 458,462

See accompanying notes to financial statements.

MIDWOOD SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings - beginning	$	200,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED BORROWINGS - ENDING	$	200,000

See accompanying notes to financial statements.

MIDWOOD SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net loss	$	(481,031)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		13,266
Deferred rent		(56,649)
Changes in assets and liabilities:		
Cash and securities segregated for the exclusive benefit of customers		94,537
Receivable from clearing broker		(202,451)
Securities owned, at market value		(5,885)
Other assets		(28,478)
Employee compensation payable		103,141
Accounts payable, accrued expenses and other liabilities		5,466
Net cash used in operating activities		(558,084)
Cash and cash equivalents - beginning		1,357,393
CASH AND CASH EQUIVALENTS - ENDING	$	799,309
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	5,000

See accompanying notes to financial statements.